Exhibit 99.1

Agria’s New Zealand Listed Subsidiary PGG Wrightson Reports
Annual Results for the Year Ended June 30, 2013

BEIJING—August 13, 2013 -- Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), an international agricultural company with operations in China, South America, New Zealand and Australia , today announced that its New Zealand listed subsidiary, PGG Wrightson Ltd. (NZSE: PGW) ("PGW") has released its annual financial results for the fiscal year ended June 30, 2013. These results will be consolidated in the Agria’s results for the year ended June 30, 2013.

A copy of PGW's financial results can be downloaded from the website:
www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements.

For the fiscal year ended June 30, 2013, PGW reported operating earnings before interest, tax and depreciation (Operating EBITDA) of NZ$45.8 million and a net loss of NZ$306.5 million. The net loss reported by PGW includes a goodwill impairment charge of NZ$321.1 million. This goodwill was primarily due to an accounting entry from the 2005 merger of PGG and Wrightson. A number of factors, including PGW’s share price, slower than expected recovery and a range of external variables, led the board of directors of PGW to conclude that a write-down of historic goodwill was appropriate. Excluding the impact of this non-cash charge, PGW would have reported net income of NZ$14.6 million. The goodwill write-down has no impact on PGW’s operations or cash flow. PGW’s fiscal year operating cash flow was NZ$39.3 million.

PGW paid a dividend of NZ$0.022 per share in March and an additional dividend of NZ$0.01 per share will be paid to shareholders registered as of the record date of August 30, 2013. The dividend will be paid on September 13, 2013.

PGW’s results were impacted by challenging farm trading conditions in both New Zealand and Australia. PGW’s retail, wool and irrigation and pumping businesses performed strongly with improved market share across a number of key categories. Sales grew in many rural supplies stores, and the irrigation and pumping business showed excellent growth. Conversely, livestock, real estate, seeds and grain faced challenges. Drought in the North Island of New Zealand and lower market values for lamb impacted farmer profitability, while the Australian seed business experienced poorer than expected sales due to the timing of rainfall in dairying regions.

Sir John Anderson, PGW’s Chairman, noted, “We expect to see continued improvement in the fundamental performance of the business through 2013/14 based on stronger agricultural commodity prices and assuming a return to normal conditions on farms.”

Alan Lai, Agria’s Executive Chairman, commented, “PGW is a significant strategic investment for Agria. By taking a one-time non-cash goodwill impairment charge of NZ$321.1 million, PGW is resolving legacy accounting issues which will aid better understanding of its performance. The charge does not impact Agria’s business operations or cash flow. In fact, PGW has declared a dividend again and is committed to returning cash to its shareholders."

Mr. Lai continued, "PGW is important to our global strategy and we believe it will continue to contribute to our growth. With an outlook for improving performance, we look forward to PGW delivering value to investors.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Agria Corporation

Patrick Tsang

Chief Financial Officer

Tel: +852 2748 9390

Email: patrick.tsang@agriacorp.com

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86-10-6583-7500

Email: gary.dvorchak@icrinc.com